FORM 11-K — For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to
Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 001-15925
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3893191
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification Number)

4000 Meridian Boulevard Franklin, Tennessee	37067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(615) 465-7000

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year)	11

SIGNATURES	12

EXHIBIT INDEX	13
EX-10.1 SIXTH AMENDMENT TO THE COMMUNITY HEALTH SYSTEMS, INC. 401(K) PLAN DATED JULY 24, 2007
EX-10.2 SEVENTH AMENDMENT TO THE COMMUNITY HEALTH SYSTEMS, INC. 401(K) PLAN DATED DECEMBER 21, 2007
EX-10.3 EIGHTH AMENDMENT TO THE COMMUNITY HEALTH SYSTEMS, INC. 401 (K) PLAN DATED MARCH 28, 2008
EX-23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Retirement Committee of
Community Health Systems, Inc. 401(k) Plan
Franklin, Tennessee
We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Nashville, TN
June 17, 2008

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments at fair value:
Investments	$337,804,780	$287,753,373
Participant notes receivable	9,086,953	7,107,791

Total investments	346,891,733	294,861,164

Receivables:
Participant contributions	2,009,254	1,721,212
Employer matching contribution	14,150,966	10,399,039

Total receivables	16,160,220	12,120,251

TOTAL ASSETS	363,051,953	306,981,415

LIABILITIES
Forfeitures in suspense	237,835	195,799
Administrative fees	92,646	77,999

TOTAL LIABILITIES	330,481	273,798

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	362,721,472	306,707,617
Adjustments from fair value to contract value for fully benefit — responsive investment contracts	678,029	945,791

NET ASSETS AVAILABLE FOR BENEFITS	$363,399,501	$307,653,408

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(16,011,736)	$9,684,953
Interest	568,222	375,722
Dividends	29,023,782	13,807,985

Total investment income	13,580,268	23,868,660

Contributions:
Participant	54,524,191	45,150,408
Rollover	3,190,818	3,577,579
Employer matching	14,150,966	10,399,039

Total contributions	71,865,975	59,127,026

Total additions	85,446,243	82,995,686

Deductions from net assets attributed to:
Benefits paid to participants	29,092,872	21,154,668
Forfeitures in suspense	237,835	195,799
Participant paid administrative fees	369,443	391,827

Total deductions	29,700,150	21,742,294

Net increase	55,746,093	61,253,392

Net assets available for benefits:
Beginning of year	307,653,408	246,400,016

End of year	$363,399,501	$307,653,408

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1. DESCRIPTION OF THE PLAN
General. CHS/Community Health Systems, Inc., a Delaware corporation (the “Company” or the “Plan Administrator”) is the current sponsor of the “Community Health Systems, Inc. 401(k) Plan” (the “Plan”). The Plan was initially adopted in 1987, and operates pursuant to an amended and restated Plan document dated as of August 1, 2003. The Company is a wholly-owned subsidiary of Community Health Systems, Inc., a Delaware corporation whose stock is publicly traded on the NYSE under the trading symbol “CYH” (hereinafter, the “Parent”). The Plan has been adopted by the Parent, as well as, with certain exceptions, those of its wholly-owned and majority-owned subsidiaries that have employees. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant’s “Matching Account,” which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
For direct and indirect subsidiaries of the Company, including Community Health Systems Professional Services Corporation, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching the employee’s 21st birthday, whichever is later. Eligible service includes all previous service with an employer of an acquired facility. All employees of subsidiaries of the Company are entitled to participate with the exception of most individuals covered by a collective bargaining contract or by other retirement plans to which their employer is required to contribute. In certain circumstances specified in the Plan agreement, these employees are also eligible to participate.
Northern Louisiana Medical Center was acquired by a subsidiary of the Company on April 1, 2007 and commenced participation into the Plan on that date. Porter Hospital was acquired by a subsidiary of the Company on May 1, 2007 and commenced participation into the Plan on June 1, 2007.
River West Medical Center was divested on September 1, 2007 and ceased participation in the Plan on that date.
Forrest City Medical Center was acquired by a subsidiary of the Company on March 1, 2006 and commenced participation into the Plan on April 1, 2006. Cherokee Medical Center and DeKalb Regional Medical Center were acquired by a subsidiary of the Company on April 1, 2006 and commenced participation into the Plan on that date. Ponca City Medical Center was acquired by a subsidiary of the Company on May 1, 2006 and commenced participation into the Plan on that date. Mineral Area Regional Medical Center was acquired by a subsidiary of the Company on June 1, 2006 and commenced participation into the Plan on July 1, 2006. Vista Medical Center was acquired by a subsidiary of the Company on July 1, 2006 and commenced participation into the Plan on that date. HomeCare PRN was acquired by a subsidiary of the Company on September 1, 2006 and commenced participation into the Plan on October 1, 2006. Union County Hospital and Weatherford Regional Medical Center were acquired by a subsidiary of the Company on November 1, 2006 and commenced participation into the Plan on that date.
Effective July 25, 2007, the Parent acquired Triad Hospitals, Inc. (“Triad”). The Company continues to maintain a defined contribution plan established by Triad for its employees and those employees are not eligible to participate in this Plan.
Highland Medical Center was divested on March 18, 2006 and ceased participation in the Plan on that date.
All capitalized terms not defined herein have the definition as defined in the Plan document.
Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company (“Trustee”) serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 25% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service (“IRS”) imposed limitations on contributions ($15,500 for 2007 and $15,000 for 2006 Plan years). Participants who attained age 50 before the close of the calendar year were eligible to make catch-up contributions up to $5,000 for 2007. Employee contributions beyond specific Plan thresholds are reimbursed to the participants. Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. The standard employer matching contribution is 33.34% of the first 6% of eligible employee contributions. Employer matching contributions for 2007 and 2006 for certain hospitals ranged from 33.34% to 50% of the first 6% of eligible compensation the employee contributes to the Plan. In addition to the standard employer matching contribution, a discretionary contribution is made to the participants at Porter Hospital based upon those participants’ years of service. The employer matching contribution may be made in the form of cash or shares of the Parent’s common stock. In either case, the matching contribution is deposited into the CHS Unitized Stock Portfolio, which purchases the Parent’s stock on the open market. Any matching contribution made to the participant’s account is initially held in the CHS Unitized Stock Portfolio. Participants are permitted to instruct the Trustee to transfer the funds to another permitted investment at any time. The employer matching contributions deposited into the participants’ accounts in the subsequent plan year consisted of $14,150,966 in cash for 2007 and $10,399,039 in cash for 2006.
Participant Accounts. The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

“The Deferred Account”	The value of participants’ employee contributions and earnings on those contributions is maintained in this account.

“The Rollover Account”	The value of any rollover contributions from another qualified plan and associated earnings is maintained in this account.

“The Matching Account”	The value of matching contributions made by the Company on behalf of participants and associated earnings is maintained in this account.
Amendments. The First Amendment to the Plan was effective on January 1, 2004 to redefine the “Formula for Determining Employer Contributions,” to increase the maximum elective deferral percentage available under the Plan and to allow catch-up contributions. The Employer may allocate in its sole discretion and in a non-discriminatory manner a different matching contribution for the Plan year to participants at each of its different facilities, as amended from time to time by the Plan Administrator. The amendment also increased the maximum elective deferral percentage from 15% to 25%. Also, employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the calendar year become eligible to make catch-up contributions. To make catch-up contributions, the employee must contribute the maximum available to the employee through regular 401(k) deductions. The limit for catch-up contributions for 2007 was $5,000. This limit is indexed each year for inflation.
The Second Amendment to the Plan was effective on January 1, 2004 to allow for installment and other forms of distribution of benefits. The Plan Administrator, pursuant to the election of the participant, will direct the Trustee to distribute to a participant or such participant’s beneficiary any amount to which the participant is entitled under the Plan in one or more of the following methods: a) one lump sum cash payment; b) partial cash payments; or c) partial cash payments over a period certain in monthly, quarterly, semi-annual or annual installments. The period over which such payment is to be made may not extend beyond the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).

The Third Amendment to the Plan, effective January 1, 2004, defines that only participants who are actively employed at the beginning of the last day of the Plan year by the employer or an affiliated employer whose employees are eligible for a matching contribution under Section 4.1(b) of the Plan are eligible to share in the Employer Matching Contributions for the year.
The Fourth Amendment to the Plan was effective on March 28, 2005, to incorporate required provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. This revision redefines the section of the Plan entitled “Determination of Benefits upon Termination.” If a Terminated Participant does not specify the designation of a distribution that is in excess of $1,000 to be made to an eligible retirement plan in a direct rollover or does not elect to receive the distribution directly, the Plan Administrator will make a direct transfer of such distribution to an individual retirement plan designated by the Plan Administrator.
The Fifth Amendment to the Plan, effective January 1, 2006, adds additional criteria for a hardship withdrawal under the Plan. Permissible events now also include payments for burial or funeral expenses for deceased parents, spouses, children or other dependents; and expenses for the repair of damage to a principal residence that would qualify for the casualty deduction under the Internal Revenue Service Code (the “Code”).
Effective January 1, 2006, only those employees of Watsonville Hospital Corporation who were (i) employees designated by the Plan Administrator as “Key Hospital Managers,” and (ii) employees who are highly compensated employees of Watsonville Hospital Corporation and who are not employees whose employment is governed by a collective bargaining agreement between the Affiliated Employer and “employee representatives” (under which retirement benefits were the subject of good-faith bargaining) were eligible to participate in the Plan.
The Sixth Amendment to the Plan, effective immediately prior to the acquisition of Triad, modifies the definition of “compensation” to exclude wages, salaries and fees for professional services and other amounts received for personal services rendered in the course of employment with Triad Hospitals, Inc. or any of its subsidiaries.
The Seventh Amendment to the Plan contains modifications necessary to comply with the Pension Protection Act of 2006 (“PPA”). Effective January 1, 2007, notification periods related to distributions were extended as required by the PPA. Effective April 6, 2007, provisions related to qualified domestic relations orders (“QDRO”) were expanded to include a QDRO issued after or revising another QDRO or issued after the annuity starting date or after the participant’s death. Effective January 1, 2008, provisions related to direct rollovers are modified to expand the definition of “eligible retirement plan” and to provide for non-spouse designated beneficiary rollovers.
Vesting. The balance in the participants’ Deferred and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in the “Matching Account” after one year of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if the participant works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s Matching Account. These forfeitures are applied to reduce the Company’s matching contribution payments made to the Plan in future periods and are reflected as a liability of the Plan in the accompanying statements of net assets available for benefits. Forfeitures of $237,835 and $195,799 were applied against the Company’s matching contribution payments for the years ended December 31, 2007 and 2006, respectively.
Payment of Benefits. A participant or designated beneficiary is entitled to a distribution of the total value of the participant’s accounts upon retirement at age 65, becoming totally and permanently disabled or death. Upon termination of employment before the participant’s 65th birthday for reasons other than death, the participant is entitled to receive the total value of the Deferred and Rollover Accounts and the vested portion of the Matching Account. While employed, participants may borrow from their accounts in the form of a loan or can withdraw from their accounts in the event of financial hardship. Such hardship withdrawals are limited to the value of the Deferred and Rollover Accounts.

The Retirement Committee requires a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources available to the participant. In addition, participants may make certain other withdrawals while employed in accordance with IRS regulations.
Funding. The Company transfers the full matching contribution to the Trustee as soon as practical after the close of the Plan year.
Investments Options. Contributions to the Plan are invested by the Trustee according to the participant’s instruction in one or a combination of several fund options. Participants may change their investment election or initiate transfers between funds by giving notice to the Plan Administrator.
Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their respective accounts.
Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates on outstanding loans ranged from 4.0% to 9.5% as of December 31, 2007. Principal and interest is paid ratably over the term of the loan through payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting. The Plan’s financial statements are prepared under the accrual method of accounting.
Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Valuation of Investments. The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair values of the participation units owned by the Plan in pooled separate accounts are based on a redemption value established by the Trustee. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment in the Scudder Stable Value Fund contains contracts which are fully benefit-responsive. The statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
Expenses. The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. Also, the participants in the Plan are charged a per-participant administrative fee. Participants paid an aggregate of $354,796 and $400,115 in administrative costs to the Trustee in 2007 and 2006, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $41,774 and $67,073 for Plan expenses in 2007 and 2006, respectively.
Payment of Benefits. Benefits are recorded when paid.
New Accounting Pronouncement. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, provides a framework for measuring fair value, and expands disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurement; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and will be adopted by the Plan as of January 1, 2008. The Plan is currently assessing the potential impact that SFAS No. 157 will have on its net assets available for benefits or changes therein.
3. TAX STATUS
The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

4. INVESTMENTS
Investments that represent five percent or more of the net assets available for benefits as of December 31, 2007 and 2006 are as follows:

Investment	Fair Value
as of December 31, 2007:
Scudder — Dreman High Return Equity Fund — A	$41,552,071
CHS Unitized Stock Portfolio	40,924,533
The Growth Fund of America — A	36,061,274
Scudder Stable Value Fund (1)	35,593,463
Scudder Stock Index Trust (1)	26,343,738
Scudder Value Builder Fund — A	22,588,327
Thornburg International Value Fund — R4	21,106,225
Scudder Core Fixed Income Fund — A	19,122,506

as of December 31, 2006:
CHS Unitized Stock Portfolio	$36,062,946
Scudder Stable Value Fund (1)	31,142,512
The Growth Fund of America — A	27,653,000
Scudder Stock Index Trust (1)	24,670,131
Scudder Flag Investment Value Builder — A	24,212,750
Scudder Large Cap Value Fund — A	21,062,574
Scudder — Dreman High Return Equity Fund — A	18,180,202
Templeton Foreign Fund — A	16,668,157
Scudder Core Fixed Income Fund — A	16,239,090
The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2007 and 2006:

	2007	2006
Mutual funds	$(17,534,198)	$8,067,107
Common/collective trust funds (1)	1,312,751	3,262,937
CHS Unitized Stock Portfolio	209,711	(1,645,091)

	$(16,011,736)	$9,684,953

(1)	Includes pooled separate accounts and collective investment funds.

5. RECONCILIATION OF FINANCIAL STATEMEMTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006 and a reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2007.

	2007	2006
Net assets available for benefits per the financial statements	$363,399,501	$307,653,408
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(678,029)	(945,791)

Net assets per Form 5500	$362,721,472	$306,707,617

Increase in net assets per the financial statements	$55,746,093
Adjustment from contract value to fair value for fully benefit-responsive investment contract	267,762

Net income per Form 5500	$56,013,855

6. SUBSEQUENT EVENT
The Eighth Amendment to the Plan was executed March 28, 2008. It redefines certain terms to comply with regulations promulgated by the Secretary of Treasury under Section 415 of the Code effective January 1, 2008. Effective February 15, 2008, “Effective Date of Participation” is redefined to be the first day of the pay period following the date an employee meets the Plan’s eligibility requirements. In addition, effective January 1, 2008, provisions of the Plan are modified to allow participants who have transferred to another plan sponsored by the Company to access funds in the Plan through participant loans and hardship withdrawals.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issue, Borrower,		Description of Investment Including Maturity Date,	Current
Lessor or Similar Party		Rate of Interest, Collateral, Par or Maturity Value	Value

*	Scudder Investments	Scudder-Dreman High Return Equity Fund — A	$41,552,071
*	Scudder Investments	Scudder Stable Value Fund (1)	35,593,463
*	Scudder Investments	Scudder Stock Index Trust (1)	26,343,738
*	Scudder Investments	Scudder Value Builder Fund — A	22,588,327
*	Scudder Investments	Scudder Core Fixed Income Fund — A	19,122,506
*	Scudder Investments	Scudder Global Opportunities Fund — A	13,961,517
*	Scudder Investments	Scudder Mid Cap Growth Fund — A	11,661,209
	American Century Investments	American Century Strategic Allocation Conservative Fund — A	6,514,678
	American Century Investments	American Century Strategic Allocation Moderate Fund — A	15,163,752
	American Century Investments	American Century Strategic Allocation Aggressive Fund — A	9,081,544
	Capital Research and Management Company	American Funds The Growth Fund of America — A	36,061,274
	Credit Suisse Asset Mgt, LLC	Credit Suisse Small Cap Value Fund — A	6,216,286
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund — A	8,896,748
	Templeton Global Advisors Limited	Templeton Growth Fund, Inc. — A	6,135,950
	The Hartford	Hartford Small Company Fund HLS — 1B	16,880,959
	Thornburg Investment Management	Thornburg International Value Fund — R4	21,106,225
*	Community Health Systems, Inc.	CHS Unitized Stock Portfolio	40,924,533
*	Various Participants	Participant notes receivable with interest rates ranging from 4.0% to 9.5% and maturities ranging from January 1, 2008 to December 20, 2012.	9,086,953

			$346,891,733

*	Identified party-in-interest
(1)	Includes pooled separate accounts and collective investment funds.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Date: June 17, 2008	By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board President and Chief Executive Officer

Date: June 17, 2008	By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

Date: June 17, 2008	By:	/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit
Number	Description

10.1	Sixth Amendment to the Community Health Systems, Inc 401(K) Plan dated July 24, 2007

10.2	Seventh Amendment to the Community Health Systems, Inc 401(K) Plan dated December 21, 2007

10.3	Eighth Amendment to the Community Health Systems, Inc. 401(K) Plan dated March 28, 2008

23	Consent of Independent Registered Public Accounting Firm